

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2022

Caren Currier
CEO, President, Secretary, Treasurer, Director
KAT EXPLORATION, INC.
2313 Hollyhill Lane
Denton, TX 76205

> **Re: KAT EXPLORATION, INC.**
> **Amendment No. 2 to**
> **Registration Statement on Form 10**
> **Filed January 4, 2021**
> **File No. 000-56352**

Dear Ms. Currier:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Amended Form 10 filed January 4, 2022

General

1. We note your response to comment 4. It is difficult to identify the various types of exhibits filed as "Corporate Documents." Please revise to separate out the different exhibits by file number under Item 601(b) of Regulation S-K, for example the amended and restated articles of incorporation, the bylaws and the various certificates of designation of preferred stock.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Jim Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction